Morgan Stanley Dean Witter Charter Series
Monthly Report
September 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of September 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $  9.93                        1.30%
Charter Millburn         $10.32                         0.19%
Charter Welton           $  8.36                       -2.30%

In Charter Graham, gains were recorded during September primarily in the currency markets from long Japanese yen positions as the value of the yen strengthened versus the U.S. dollar. The yen's rise, despite an intervention by the Bank of Japan during mid-month, was attributed primarily to confidence in Japan's economic recovery. In the metals markets, profits were recorded from long positions in copper futures as copper prices moved higher amid improved demand from Asia and a decline in LME warehouse stocks. Smaller gains were recorded in the energy markets from long positions in crude oil futures as oil prices climbed to above $25 a barrel following an announcement by OPEC ministers stating that they would adhere to agreed upon output cuts until April 2000. A portion of the Fund's overall gains for the month was offset by losses incurred in the global interest rate futures markets from short positions in eurodollar futures as domestic bond prices experienced several erratic upward moves during the month as a result of diminishing concerns regarding a possible interest rate hike by the Federal Reserve.

In Charter Millburn, small gains were recorded during the month primarily from long positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices reached a 33-month high after OPEC officials commented that they would continue output cuts until April 2000.
Additional profits were recorded in the metals markets from newly established long gold futures positions as gold prices skyrocketed following the Bank of England's second gold auction on September 21. The rally in gold prices continued after several European central banks announced that they were to restrict sales of gold reserves for five years. These gains were partially offset by losses incurred from short positions in Nikkei Index futures as Japanese equity prices, which had moved lower earlier in the month, reversed higher during the last week of September amid speculation that the Bank of Japan would intervene further to stop the rising yen. Smaller losses recorded in the currency markets from short positions in the euro and Swiss franc, as the value of these currencies finished the month higher against the U.S. dollar, more than offset profits recorded from long Japanese yen positions as the value of the yen reached a 44-month high versus the dollar.

In Charter Welton, losses were recorded during September primarily in the global stock index and currency markets. In global stock index futures trading, losses were experienced from long positions in Hang Seng Index futures as Hong Kong stock prices followed U.S. equity prices lower on fears of another interest rate hike by the Federal Reserve. In currencies, losses recorded from short positions in the euro and Swiss franc, as the value of these currencies finished the month higher against the U.S. dollar, more than offset profits recorded from long Japanese yen positions as the value of the yen reached a 44-month high versus the dollar. In soft commodities, losses were experienced from short cotton futures positions as cotton prices jumped higher during the first half of the month after the USDA reported strong export sales and a smaller U.S. crop. Smaller losses were incurred in the metals markets from previously established short gold futures positions as gold prices reversed sharply higher following the Bank of England's second gold auction on September 21 and an announcement by several European central banks of their plans to restrict sales of gold reserves for five years. These losses were mitigated by profits recorded from long positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices reached a 33-month high after OPEC officials commented that they would continue output cuts until April 2000.
Additional gains were experienced from short positions in European bond futures, specifically German and British interest rate futures, as prices fell after the Bank of England raised interest rates and spurred fears that the European Central Bank would follow.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from inception-to-date for each Fund in the Morgan Stanley
Dean Witter Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham
Year                Return

1999 (7 months)                -0.7%

Inception-to-Date Return:      -0.7%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (7 months)                 3.2%

Inception-to-Date Return:            3.2%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (7 months)                -16.4%

Inception-to-Date Return:           -16.4%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended September 30, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        September 1, 1999
September 1, 1999
                                        Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                        709,961              4.28
76,951                            0.36
  Net change in unrealized       (431,031)            (2.60)
42,612                            0.20
  Total Trading Results           278,930              1.68
119,563                           0.56
Interest Income (DWR)              60,067              0.36
78,046                            0.37
  Total Revenues                  338,997              2.04
197,609                           0.93

EXPENSES
Brokerage fees (DWR)               96,689              0.58
123,282                           0.58
Management fees                    27,626              0.16
35,223                            0.16
 Total Expenses                   124,315              0.74
158,505                           0.74
NET INCOME (LOSS)                 214,682              1.30
39,104                            0.19

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $
Net Asset Value,
  September 1, 1999    1,690,056.839  16,575,331     9.81
2,052,432.685   21,134,238    10.30
Net Income (Loss)             -          214,682     0.12                     -
39,104                         0.02
Redemptions               (4,317.391)    (42,872)    9.93
(9,137.688)     (94,301)      10.32
Subscriptions             87,226.445     866,159     9.93
157,554.950    1,625,967      10.32
Net Asset Value,
  September 30, 1999   1,772,965.893  17,613,300    9.93
2,200,849.947   22,705,008    10.32

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended September 30, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        Serptember 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                        (22,850)            (0.12)
  Net change in unrealized       (335,211)            (1.79)
  Total Trading Results          (358,061)            (1.91)
Interest Income (DWR)              68,320              0.36
  Total Revenues                (289,741)             (1.55)

EXPENSES
Brokerage fees (DWR)             109,254               0.58
Management fees                   31,215               0.17
  Total Expenses                 140,469               0.75

NET INCOME (LOSS)              (430,210)              (2.30)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  September 1, 1999    2,190,047.864  18,729,198      8.55
Net Income (Loss)              -        (430,210)    (0.19)
Redemptions              (15,327.118)     (128,135)        8.36
Subscriptions            108,447.124     906,618      8.36
Net Asset Value,
  September 30, 1999   2,283,167.870  19,077,471      8.36

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Limited Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership Agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.